UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On September 5, 2017, Medigus Ltd., or Medigus, published a notice in two daily Israeli newspapers titled “Notice of Extraordinary General Meeting of Shareholders”, or the Notice. The Notice was published pursuant to the requirements of our articles of association and Israeli law, and the original version of the Notice is in Hebrew. A copy of the Notice, translated into English, is furnished as Exhibit 99.1 herewith. The attached Notice is for information purposes only and does not constitute a proxy solicitation on behalf of Medigus. Medigus’ proxy solicitation materials for distribution in the United States will be furnished separately on or about September 11, 2017.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: September 5, 2017	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Newspaper notice titled “Notice of Extraordinary General Meeting of Shareholders”, dated September 5, 2017.

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